

Mail Stop 3561

January 26, 2011

Mr. Peter Margiotta, President
Green Oasis Environmental, Inc.
10745-178 Street
Edmonton, Alberta, Canada T5S 1J6

  Re: Green Oasis Environmental, Inc.
     Item 4.01 Form 8-K
     Filed January 21, 2011
     File No. 033-68304-02

Dear Mr. Margiotta:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

As appropriate, please amend your filing and respond to this comment within five business days. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time.

1. State whether, if during the company's two most recent years, and any subsequent interim period prior to engaging the new accountant, the company consulted the newly engaged accountant regarding the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on the registrant's financial statements, or any matter that was either the subject of a disagreement or a reportable event. Include the date the new accountant was engaged in your revised 8-K. Refer to Regulation S-K, Item 304(a)(2) and revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3624.

Sincerely,

Heather Clark
Staff Accountant